FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results
2.	Nomura Declares Half Year Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	All four business divisions contributed to strong first-half performance; Group pretax income was Y359.5bn, up 21% YoY

•	Wealth Management had record-high recurring revenue and net inflows into recurring revenue assets; Recurring revenue cost coverage ratio rose to 79%

•	Investment Management AuM remained at a high level, reflecting continued inflows into newly launched funds and balanced funds; Business revenue remained solid

•	In Wholesale, Equities revenues remained strong; Investment Banking net revenue increased 26% YoY, driven by strong momentum in key product areas

•	Banking booked solid revenues from lending and trust and agent services, supported by higher interest rates and steady progress toward achieving the division’s KPIs

•	Second-quarter ROE of 10.9%; First-half ROE of 13.3%; Dividend of 35 yen per share

Tokyo, October 28, 2026—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2027.

Net revenue in the second quarter was 607.5 billion yen (US$3.9 billion)1, declining 12 percent quarter on quarter but increasing 18 percent year on year. Income before income taxes was 148.0 billion yen (US$941 million), decreasing 30 percent from last quarter but increasing 8 percent compared to the second quarter last year. Net income attributable to Nomura Holdings shareholders was 103.7 billion yen (US$659 million), down 29 percent quarter on quarter but up 13 percent year on year.

For the six months to September, Nomura reported net revenue of 1,294.2 billion yen (US$8.2 billion), up 25 percent from the same period last year. Income before income taxes increased 21 percent to 359.5 billion yen (US$2.3 billion), and net income attributable to Nomura Holdings shareholders was 249.3 billion yen (US$1.6 billion), up 27 percent from the same period last year.

“In the first half of the fiscal year, we continued to see the positive results of our business model transformation. ROE was 13.3 percent, and pretax income from our four business divisions rose 50 percent year on year. Stable revenues grew about 60 percent compared to the same period last year, reflecting the expansion of our asset management-based business. We also continued to strengthen our revenue base by further diversifying our Wholesale revenue streams,” said Kentaro Okuda, Nomura President and Group CEO.

“In our Wealth Management Division, net inflows into recurring revenue assets reached a record high of around 750 billion yen as our full-service asset management business gained momentum. Recurring revenue was also at an all-time high and the recurring revenue cost coverage ratio rose to 79 percent.

“Investment Management assets under management remained at a high level, largely due to continued inflows into newly launched and balanced funds.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 157.25 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2026. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“In Wholesale, Global Markets booked strong revenues in the Equities business. Investment Banking net revenue increased 26 percent year on year as we supported a broad range of corporate actions and financing activities in Japan and overseas.

“In Banking, growth in balances and higher interest rates contributed to year-on-year increases in net revenue and pretax income. Deposit sweep service contracts and deposit balances also grew steadily as collaboration between our Banking and Wealth Management divisions deepened.

“As we work toward our 2030 management vision of Reaching for Sustainable Growth, we will continue to grow divisional revenues and strengthen collaboration across divisions. We will also pursue structural reforms and maintain disciplined capital allocation to enhance our corporate value.”

Divisional Performance

Wealth Management

(billions of yen)	FY2026/27 2Q	QoQ	YoY
Net revenue	141.5	-3%	22%
Income (loss) before income taxes	65.6	-8%	44%

Wealth Management reported net revenue of 141.5 billion yen, decreasing 3 percent quarter on quarter but increasing 22 percent from the same period last year. Income before income taxes was 65.6 billion yen, down 8 percent quarter on quarter but up 44 percent year on year.

Despite market uncertainty, Wealth Management delivered a strong performance. Net inflows into recurring revenue assets reached a record high of about 750 billion yen, driven by growth in the division’s asset management business. The recurring revenue cost coverage ratio rose to 79 percent as earnings became more stable.

Investment Management

(billions of yen)	FY2026/27 2Q	QoQ	YoY
Net revenue	84.8	-14%	39%
Income (loss) before income taxes	27.4	-39%	-11%

2

Investment Management net revenue was 84.8 billion yen, down 14 percent quarter on quarter but up 39 percent year on year. Income before income taxes was 27.4 billion yen, decreasing 39 percent from last quarter and 11 percent from the same quarter last year.

Investment Management saw continued inflows into newly launched funds and balanced funds, helping keep assets under management at a high level. Business revenue remained solid.

Wholesale

(billions of yen)	FY2026/27 2Q	QoQ	YoY
Net revenue	308.9	-16%	11%
Income (loss) before income taxes	46.1	-51%	-13%

Wholesale reported net revenue of 308.9 billion yen, lower by 16 percent quarter on quarter but higher by 11 percent year on year. Income before income taxes was 46.1 billion yen, down 51 percent from last quarter and 13 percent from the previous year.

Wholesale net revenue and pretax income declined from the record-high levels achieved in the first quarter. Global Markets’ results slowed following last quarter’s strong performance, but Equities revenues remained high. Investment Banking net revenue increased year on year driven by strong momentum in key product areas.

Banking

(billions of yen)	FY2026/27 2Q	QoQ	YoY
Net revenue	16.4	7%	27%
Income (loss) before income taxes	4.4	20%	37%

Banking reported net revenue of 16.4 billion yen, up 7 percent quarter on quarter and 27 percent year on year. Income before income taxes was 4.4 billion yen, up 20 percent from last quarter and 37 percent from the previous year.

Banking had solid revenues from lending and trust and agent services, supported by higher interest rates and progress toward achieving the division’s KPIs. Deposit sweep contracts and balances also grew steadily, expanding the client base and strengthening the division’s ability to attract deposits.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2026 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Declares Half Year Dividend

Tokyo, October 28, 2026—Nomura Holdings, Inc. today announced that it has declared a dividend of 35 yen per share to shareholders of record as of the end of September 2026. The dividend will be paid on December 1, 2026.

Cash Dividends

(yen)	FY2026/27 2Q	Recent dividend forecast	FY2025/26 2Q
Record date	September 30, 2026	-	September 30, 2025
Dividend per share	35.0	-	27.0
Total dividends	102,303 million	-	79,218 million
Payment date	December 1, 2026	-	December 1, 2025
Source of dividends	Retained earnings	-	Retained earnings

Recent Dividends

(yen)	2Q	4Q	Annual dividend
FY2024/25	23.0	34.0 (Ordinary dividend: 24.0) (Commemorative dividend: 10.0)	57.0 (Ordinary dividend: 47.0) (Commemorative dividend: 10.0)
FY2025/26	27.0	24.0	51.0
FY2026/27	35.0	TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.